UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

CANNABICS PHARMACEUTICALS INC.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

13764M 100

(CUSIP Number)

Laughlin International, Inc.

2533 North Carson Street

Carson City, Nevada

Telephone (775) 841-7018

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66988G101

1.	Names of Reporting Persons		Thomas Mills

2.	Check the appropriate box if a member of a group		(a) ☐
			(b) ☐

3.	SEC use only

4.	Source of funds*		AF

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐

6.	Citizenship or place of organization		Canadian

Number of shares beneficially owned by each reporting person with:

	7.	Sole voting power	0

	8.	Shared voting power	0

	9.	Sole dispositive power	0

	10.	Shared dispositive power	0

11.	Aggregate amount beneficially owned by each reporting person		0

12.	Check box if the aggregate amount in row 11 excludes certain shares		☐

13.	Percent of class represented by amount in row 11		99

14.	Type of reporting person*		IN

Explanatory Note: This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “ SEC ”) on October 29, 2013 (the “ Schedule 13D ”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on November 4, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on November 25, 2013, and Amendment No. 3 filed with the SEC on May 1, 2014. Information given in response to each item below shall be deemed incorporated by reference in all other items below. Capitalized terms used herein but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 ("Common Stock") of Cannabics Pharmaceuticals Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at #3 Bethesda Metro Center, Suite 700, Bethesda, MD 20814.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by Thomas Mills, a Canadian citizen (the “Reporting Person”). The Reporting Person is an independent businessman with a principal business address located at 212-6540 East Hastings Street, Burnaby, BC V5B 4Z5.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

On June 24, 2013, the Reporting Person advanced the sum of $100,000 to the Issuer from his personal funds (the “Debt”), to acquire 20,000,000 shares of the Common Stock in the name of Ophion Management Ltd., a Canadian corporation beneficially owned and controlled by the Reporting Person (“Ophion”). On June 28, 2013, the acquisition of 20,000,000 shares of the Common Stock by Ophion was rescinded and the Issuer issued a demand promissory note to Ophion to secure repayment of the Debt (the “Ophion Note”).

On October 7, 2013, the Reporting Person acquired the Ophion Note from Ophion.

On October 24, 2013, the Issuer issued an unsecured convertible promissory note to the Reporting Person in the principal amount of $100,000 to secure repayment of the Debt (the “Convertible Note”). The Convertible Note was rescinded on November 20, 2013, with no part of the Debt being repaid, and the Issuer issued 20,000,000 shares of the Common Stock to the Reporting Person in full and final satisfaction of the Debt.

On April 25, 2014, the Reporting Person entered into an agreement for the sale of 20,500,000 shares of the Common Stock (the “Mills Shares”) to Cannabics Inc., a Delaware corporation (“Cannabics”) for a purchase price of $198,000 (approximately $0.00966 per share) subject to conditions precedent and subsequent (the “Cannabics Transaction”).

The Cannabics Transaction was subject to several conditions precedent that were not satisfied or waived until May 8, 2014, when the transfer of legal and beneficial ownership of the Mills Shares to Cannabics Inc. was effected. The purchase price for the Mills Shares was held in escrow subject to a condition subsequent as to certain representations and warranties by the Reporting Person that was not satisfied until June 20, 2014.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b) None of the Reporting Persons beneficially owns any Common Shares.

(c) See Item 3.

Except as disclosed herein, during the sixty days prior to June 20, 2014, the Reporting Person did not engage in any transactions involving the Common Stock.

(d) Not applicable.

(e) On May 8, 2014, as a result of the Cannabics Transaction, Thomas Mills ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described elsewhere in this Schedule 13-D, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2014

/s/Thomas Mills

Thomas Mills